Fraser and Company LLP
Barristers & Solicitors
Suite 1200, 999 West Hastings Street
Vancouver, British Columbia
Canada V6C 2W2
Tel: (604) 669-5244 Fax: (604) 669-5791

March 1, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:   H. Christopher Owings, Assistant Director

Dear Sir:

Re:	Banner Resources Inc. (the "Company") Amendment No. 3 to Registration Statement on Form SB-2 Filed March 1, 2006 Response to Comment Letter dated February 3, 2006 File No. 333-128586

On behalf of Banner Resources Inc., we are submitting Amendment No. 3 to a Registration Statement on Form SB-2 that is responsive to your comment letter dated February 3, 2006.

We have repeated the comments from your letter dated February 3, 2006 below, followed by our responses to your comments.

Please address any SEC staff comments to our office.

1.

We note your response to comment 5 in our letter dated November 23, 2005. Our comment requested clarification of your disclosure concerning the agreement dated February 1, 2005 to acquire a 100% interest in several mineral claims. In this regard, please disclose the date you completed the acquisition, the purchase cost recorded and the line item on the balance sheet where you have reflected the cost of the assets acquired. Please expand your disclosure to more clearly explain the nature of the additional consideration to be paid in the form of an annual royalty payment of $25,000 and your accounting treatment in GAAP for these payments. Refer to paragraphs 25 through 34, and paragraphs 51(f) and 51(h) of SFAS 141.

Ans:

The disclosure in Note 3 to the financial statements has been expanded to more fully describe the date of acquisition, the purchase price recorded, and the classification of the purchase price as an expense, and the nature of the royalty payments required. In accordance with paragraph 34 of FAS 141, as the royalty payments is in substance, a form of profit sharing, the Company will recognize the royalty payments as an expense in the period incurred.

We trust you find the foregoing to be in order. Please address any staff comments to this office.

Feel free to call if you have any questions, at (604) 669-5244.

Yours truly,
FRASER and COMPANY LLP

Per: /s/ David W. Smalley

David W. Smalley

DWS/ss
Encls.
cc: James H. Disher